UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THESECURITIES EXCHANGE ACT OF 1934

For the transition period __________ to __________

Commission file number: 0-18460

A.	Full title of the plan and the address of the plan, if different from that of the issuer namedbelow:

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of theprincipal executive office:

Community Capital Corporation
1402-C Highway 72 West
Greenwood, South Carolina 2964

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4 - 7

SCHEDULE
Schedule H, Line 4i - Schedule of Assets Held at End of Year	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Community Capital Corporation
Employee Stock Ownership Plan
Greenwood, South Carolina

We have audited the accompanying statements of net assets available for benefits of Community Capital Corporation Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Capital Corporation Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Greenville, South Carolina
June 26, 2008

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets:
Receivables
Employer contributions	$11,334	$15,099
Employee contributions	17,877	21,176

Total receivables	29,211	36,275

Investments, at fair value
Cash	31,609	-
Community Capital Corporation common stock	3,165,109	3,511,431
Mutual funds	4,274,743	3,769,612
Participant loans	74,888	76,917

Total investments	7,546,349	7,357,960

Net assets available for benefits	$7,575,560	$7,394,235

The accompanying notes are an integral part of the financial statements.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2007

Additions to net assets attributed to:
Employer contributions	$367,805
Employee contributions	636,932
Other	36,727

Total additions	1,041,464

Deductions from net assets attributed to:
Net earnings and appreciation in fair value of investments	274,471
Distributions paid to participants	554,711
Administrative expenses	30,957

Total deductions	860,139

Net increase	181,325

Net assets available for benefits:
Beginning of year	7,394,235

End of year	$7,575,560

The accompanying notes are an integral part of the financial statements.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

Community Capital Corporation (the Company) established the Community Capital Corporation Employee Stock Ownership Plan (the Plan) effective as of January 1, 1991.  The Plan is currently sponsored and maintained by CapitalBank, who also serves as administrator to the Plan.  The Plan operates as a non-leveraged employee stock ownership plan (ESOP) that allows for salary-deferral contributions by the Company’s employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.  The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of the Company.  Employees can enter the Plan at the beginning of the month following their start of employment.

Participant’s Salary Reduction Election - Each participant may elect to defer up to 20% of his or her compensation as defined by the Plan, subject to certain Internal Revenue Code (IRC) limitations.

Employer Contributions - For each Plan year, the Company may make contributions to accounts of eligible participants, including the following:

▪	A matching contribution equal to 75% of the salary reduction election of each participant limited to 6% of the participant’s compensation.
▪	A discretionary contribution on behalf of each eligible participant equal to a uniform percentage of each participant’s compensation. The exact percentage, if any, will be determined by the Company.
▪	As necessary, the amount required to provide the top heavy minimum contribution.

Participant Accounts - Each Participant’s account is credited with the participant’s salary reduction election, allocations of the Company’s matching contribution and discretionary contribution (if any), Plan earnings, and forfeitures of terminated participants’ nonvested accounts, if applicable.  A participant must be employed by the Company on the last day of the Plan year and complete 1,000 hours to be eligible to receive an allocation of discretionary contributions.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of service. Vesting commences after one year of credited service and a participant is 100 percent vested after five years of credited service. Upon retirement, death, or total disability, a participant is 100 percent vested.

Investment Options - The Plan currently offers thirteen mutual funds and the Company’s common stock as investment options for participants.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The matching Company contribution is invested directly in Company common stock and must remain invested in Company common stock, subject to the diversification requirements under the Pension Protection Act of 2006, until the participant has completed ten years of service and attained age fifty-five, at which time a portion, as described in the Plan document, of the account attributable to Company common stock can be transferred to other investments options.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN - continued

Participant Loans - The Trustee may, in the Trustee’s discretion, make loans to participants and beneficiaries under the following circumstances:  (1) loans shall be made available to all participants and beneficiaries on a reasonably equivalent basis; (2) loans shall not be made available to highly compensated employees in an amount greater than the amount made available to other participants and beneficiaries; (3) loans shall bear a reasonable rate of interest; (4) loans shall be adequately secured; (5) loans shall provide for periodic repayment over a reasonable period of time; and (6) loans shall only be available in the event of hardship or financial necessity.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either one lump-sum payment, or payments over a period of monthly, quarterly, semiannual, or annual installments. Distributions are made in cash, or, if a participant elects in the form of Company common shares plus cash for any fractional share.

Under the provisions of the Plan, the Plan and the Company each have the right of first refusal for fourteen days following notice of a participant’s desire to sell any shares which have been distributed under the terms of the Plan.

Voting Rights - With respect to any corporate matter which involves the voting of Company stock relating to the approval or disapproval of any corporate merger, consolidation, or similar matters, each participant is entitled to direct the Trustee as to the manner in which voting rights attributable to shares of the Company’s stock allocated to his or her account are to be exercised.

Plan Loans - The Plan may incur acquisition loans to finance the acquisition of the Company’s stock or to repay a prior loan.  As of December 31, 2007 and 2006, there were no loans outstanding.

Forfeited Accounts - As of December 31, 2007 and 2006, forfeited non-vested accounts totaled $19,891 and $28,239, respectively.  Forfeitures attributable to matching contributions not used by the Plan for payment of Plan expenses will be allocated to participants eligible to share in the Company’s matching contribution in the same proportion that their compensation bears to the total compensation of all such participants. Forfeitures attributable to the Company’s discretionary contribution will be added to any discretionary contribution for the Plan year in which such forfeitures occur and allocated among the participant’s accounts in the same manner as any discretionary contribution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Basis of Presentation - The Plan’s financial statements are prepared using the accrual method of accounting.  Benefits are recorded when paid.

Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of the Company's common stock are valued at fair value, which was the closing quoted price of the Company’s common stock as noted by NASDAQ as of the close of business December 31, 2007 and 2006.  Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - continued

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk - Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist principally of investments in managed funds and in stock of the Company.  The Plan’s trustee offers a variety of funds so participants may diversify investments between separate funds in order to limit the amount of credit exposure to any one fund.  The underlying assets owned by that fund collateralize each managed fund.

At December 31, 2007 and 2006, the Plan held Community Capital Corporation common stock valued at $3,165,109 and $3,511,431, respectively.  Actual number of common shares held of the Company’s stock were 211,289 and 196,291, respectively. Community Capital Corporation common stock comprised 43 percent and 48 percent of Plan assets at December 31, 2007 and 2006, respectively.

Recently Issued Accounting Standards - In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FASB 157), Fair Value Measurements. FASB 157 establishes a single definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The effective date is deferred one year for nonfinancial assets and nonfinancial liabilities recognized or disclosed at fair value on a recurring basis, as long as the plan had not previously adopted FASB 157.  The Company does not believe the adoption of FASB 157 will have a material impact on the Plan's financial statements.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 4 - ADMINISTRATION OF PLAN ASSETS

Mutual funds and investments in the Company’s common shares are held and managed by the custodian of the Plan.

Certain administrative functions are performed by officers of the Company.  No such officer receives compensation from the Plan.  The Company pays the administrative costs of the Plan with the exception of certain investment and custodial fees, which are paid by the Plan.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

	2007	2006
Investments at fair value as determined by
quoted market prices
Community Capital Corporation common stock	$3,165,109	$3,511,431
Vanguard 500 Index	905,518	806,437
Dodge & Cox Stock	805,497	955,759
Federated Total Return Bond IS	560,255	333,518
Dodge & Cox Int'l Stock Fund	383,249	277,210

During 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

2007
Realized and unrealized gains and losses
including dividends and interest, net
Mutual funds	$211,418
Community Capital Corporation common stock	(485,889)
$274,471

NOTE 6 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 9, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter.  The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.  Management believes the Plan continues to maintain its qualified status.

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain Plan assets are invested with the Company as described in Note 2.  This investment is considered a party-in-interest transaction.

NOTE 8 - PLAN RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rates, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for benefits.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
PLAN 001
EIN 57-0866395

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
Identity	Identity of issue,	Description of investment including maturity date,
of party	borrower, lessor,	rate of interest, collateral,		Current
involved	or similar party	par or maturity value	Cost	value

*	Community Capital Corporation	211,289 shares	**	$3,165,109

	Merrill Lynch CMA Money Fund	31,609 shares	**	31,609

	Dodge & Cox Stock	5,826 shares	**	805,497

	Dodge & Cox Int’l Stock Fund	8,328 shares	**	383,249

	Federated High Yield Trust	29,955 shares	**	174,635

	Brandywine Blue	5,396 shares	**	190,422

	Columbia Acorn Z	8,665 shares	**	256,570

	Oppenheimer International Bond	15,679 shares	**	99,719

	Federated Prime Obligation SS	349,930 shares	**	349,931

	Federated Total Return Bond IS	52,360 shares	**	560,255

	Royce Opportunity Fund	8,367 shares	**	92,211

	Vanguard 500 Index	6,700 shares	**	905,518

	Fidelity Low Priced Stock	7,693 shares	**	316,409

	Vanguard Mid-Cap Index	3,885 shares	**	80,418

	Vanguard Small-Cap Index	1,839 shares	**	59,909

*	Participant Loans	5.75 – 9.25 percent	**	74,888

				$7,546,349

* Indicates a party-in-interest to the Plan.

** Cost information omitted due to participant-directed plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee stock ownership plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Capital Corporation Employee Stock Ownership Plan

Date: June 30, 2008	By:	/s/ R. Wesley Brewer
R. Wesley Brewer Chief Financial Officer of CapitalBank Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Elliott Davis, LLC